Raymond James Financial, Inc. Electronic EDGAR Proof

Job Number:	**-NOT DEFINED-**
Company Name:	**-NOT DEFINED-**
Form Type:	**8-K**
Reporting Period / Event Date:	**12-01-2005**
Customer Service Representative:	**-NOT DEFINED-**
Revision Number:	**-NOT DEFINED-**

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

SEC EDGAR Submission Header Summary

Submission Type	**8-K**
Exchange	**NYSE**
Sub Filer Id	**0000720005**
Sub Filer Ccc	**sjm2a$jw**
Item Ids	**5.02**
Reporting Period	**12-01-2005**
Global Enclosed File Count	**2**
Internet Address	**nancy.rice@raymondjames.com**
	doug.krueger@raymondjames.com

Documents

8-K	**k8120505.htm**
	New Board of Director
8-K	**submissionpdf.pdf**
	New Director

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>8-K</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
    <field sid="SubItem_itemId_">
      <value>5.02</value>
    </field>
    <field sid="SubTable_periodOfReport_">
      <value>12-01-2005</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>2</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>k8120505.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>New Board of Director</value>
    </field>
    <data sid="data1">
      <filename>k8120505.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>submissionpdf.pdf</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>8-K</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>New Director</value>
    </field>
    <data sid="data2">
      <filename>submissionpdf.pdf</filename>
      <mimedata>
      </mimedata>
    </data>
  </page>
  <page sid="PAGE3">
    <field sid="SubInternet_internetAddress_">
      <value>nancy.rice@raymondjames.com</value>
    </field>
    <field sid="SubInternet_internetAddress_1">
      <value>doug.krueger@raymondjames.com</value>
    </field>
    <check sid="SubFlag_overrideInternetFlag_">
      <value>off</value>
```

```
        </check>
      </page>
      <page sid="PAGE4">
      </page>
      <page sid="PAGE6">
      </page>
  </XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section l3 and l5(d) of the
Securities Exchange Act of l934

December 1, 2005
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33702
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On December 1, 2005, the Board of Directors of the Company appointed a new director and member of the Audit Committee, Paul C. Reilly, such appointment to be effective on January 2, 2006. Mr. Reilly has invested funds through affiliates of the Company on substantially the same terms and conditions as unaffiliated third parties, and may do so in the future.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: December 2, 2005

By: /s/ Thomas A. James
_____
Thomas A. James
Chairman and Chief Executive Officer

By: /s/ Jeffrey P. Julien
_____
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer